Exhibit 1

Elbit Systems Will File Its Annual Report on Form 20-F
for Fiscal Year 2022 on May 1, 2023

Conference Call Scheduled for May 1, 2023 at 9:00am ET

Haifa, Israel, April 28, 2023 – Elbit Systems Ltd. (NASDAQ: ESLT & TASE: ESLT) (“Elbit Systems” or the "Company") will file its Annual Report on Form 20-F for fiscal year 2022 on Monday, May 1, 2023.

Conference Call

The Company will host a conference call on May 1, 2023 at 9:00am Eastern Time. On the call, management will review and discuss the annual report and will be available to answer questions. To participate, please call one of the teleconferencing numbers that follow:

US Dial-in Numbers: 1-866-744-5399
Canada Dial-in Numbers: 1-866-485-2399
Israel Dial-in Number: 03-918-0644
International Dial-in Number:  +972-3-918-0644

at 9:00am Eastern Time; 6:00am Pacific Time; 4:00pm Israel Time

This call will also be broadcast live on Elbit Systems’ website at http://www.elbitsystems.com. An online replay will be available from 24 hours after the call ends.

Alternatively, for two days following the call, investors will be able to dial a replay number to listen to the call. The dial-in numbers are: 1-888-782-4291 (US and Canada) or +972-3-925-5900 (Israel and International).

About Elbit Systems

Elbit Systems Ltd. is an international high technology company engaged in a wide range of defense, homeland security and commercial programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance ("C4ISR"), unmanned aircraft systems, advanced electro-optics, electro-optic space systems, EW suites, signal intelligence systems, data links and communications systems, radios and cyber-based systems. The Company also focuses on the upgrading of existing platforms, developing new technologies for defense, homeland security and commercial applications and providing a range of support services, including training and simulation systems.

For additional information, visit: www.elbitsystems.com, follow us on Twitter or visit our official Youtube Channel.

Company Contact:

Dr. Yaacov (Kobi) Kagan, EVP & Chief Financial Officer
Tel:  +972-77-2946663
kobi.kagan@elbitsystems.com

Rami Myerson , Director of Investor Relations
Tel: +972-77-2948984
rami.myerson@elbitsystems.com

Dalia Bodinger, VP, Communications & Brand
Tel: +972-77-2947602
dalia.bodinger@elbitsystems.com

This press release contains forward looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current fact.  Forward Looking Statements are based on management’s expectations, estimates, projections and assumptions.  Forward looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended.  These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict.  Therefore, actual future results, performance and trends may differ materially from these forward looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; and the outcome of legal and/or regulatory proceedings.  The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward looking statements speak only as of the date of this release. The Company does not undertake to update its forward-looking statements.